# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 WINTER STREET, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-24-001213
Filed by CIK 0001595725

## Reporting persons
- Rock Springs Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rock Springs Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rock Springs Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mark Bussard: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kris Jenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 WINTER STREET, WALTHAM, MA, 02451

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Rock Springs Capital Management LP ("RSCM");
ii. Rock Springs Capital LLC ("RSC");
iii. Rock Springs Capital Master Fund LP ("Master Fund");
iv. Mark Bussard; and
v. Kris Jenner

This Statement relates to the shares of Common Stock (the "Shares") held directly by the Master Fund, which is a Cayman Island exempted limited partnership, and Four Pines Master Fund LP ("Four Pines"), which is a Cayman Islands exempted limited partnership, and indirectly held by RSCM, a Delaware limited partnership, and RSC, a Delaware limited liability company. RSCM serves as the investment manager to each of the Master Fund and Four Pines. RSC is the general partner of RSCM. Mark Bussard and Kris Jenner each own 50% of the management company.
Address of principal business office or, if none, residence:
Rock Springs Capital Management LP, Rock Springs Capital LLC, Rock Springs Capital Master Fund LP; Mark Bussard, and Kris Jenner:

650 South Exeter, Suite 1070
Baltimore, MD 21202
Citizenship: Rock Springs Capital Management LP - Delaware; Rock Springs Capital LLC - Delaware; Rock Springs Capital Master Fund LP - Cayman Islands; Mark Bussard - United States; Kris Jenner - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see response to Item 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 15, 2025

Rock Springs Capital Management LP

By: Rock Springs Capital LLC, General Partner

By: Mark Bussard
Name: Mark Bussard
Title: Member

Rock Springs Capital LLC

By: Mark Bussard
Name: Mark Bussard
Title: Member

Rock Springs Capital Master Fund LP

By: Rock Springs Capital Management LP, Investment Manager
By: Rock Springs Capital LLC, General Partner

By: Mark Bussard
Name: Mark Bussard
Title: Member

Mark Bussard

By: Mark Bussard
Name: Mark Bussard

Kris Jenner

By: Kris Jenner
Name: Kris Jenner

## Signatures
- Rock Springs Capital Management LP: /s/ Mark Bussard, Mark Bussard - Member (05/15/2025)
- Rock Springs Capital LLC: /s/ Mark Bussard, Mark Bussard - Member (05/15/2025)
- Rock Springs Capital Master Fund LP: /s/ Mark Bussard, Mark Bussard - Member (05/15/2025)
- Mark Bussard: /s/ Mark Bussard, Mark Bussard (05/15/2025)
- Kris Jenner: /s/ Kris Jenner, Kris Jenner (05/15/2025)